SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 2002

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                One Bruton Street
                                 London W1J 6AQ
                                     England
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                          MARCONI ANNOUNCES NEW BOARD

London, December 16 2002 - Marconi (MONI) today announces the appointment of John Devaney, most recently chairman of Exel plc, as the new chairman of Marconi Corporation and Marconi plc. The company also announced the appointment of former Lloyds TSB group finance director, Kent Atkinson, as a non-executive director of both Marconi Corporation and Marconi plc, and chairman of the audit committee. Werner Koepf, most recently executive chairman of Compaq Computer in Europe, the Middle East and Africa, has been appointed as a non-executive director of both Marconi Corporation and Marconi plc. The above appointments are effective immediately.

As previously announced, Derek Bonham, who joined the Board in April 2001 and became interim chairman of Marconi plc in September 2001, is to stand down from the chairman's role. Derek will remain on the board as a non-executive director through the completion of Marconi's financial restructuring. Allen Thomas, who was appointed a non-executive director of Marconi in May 2002, has been appointed chairman of the remuneration committee.

Commenting on the new appointments, Derek Bonham said: "Marconi has attracted a number of very high calibre and exceptional individuals with solid business track records to join and support the Board. These appointments represent a significant further milestone in restoring the company to health.

"John Devaney brings a wealth of management experience gained in the international industrial sector that equips him well to support the existing management team to deliver the company's financial restructuring and for the years beyond. Kent Atkinson brings a working lifetime of international business experience in both line management and finance functions from one of the UK's leading banks. He was one of the key players in the bank's substantial growth during the 1990s and is an experienced non-executive and audit committee chairman. Werner Koepf brings a broad range of experience gained with a number of the world's technology leaders. These appointments add significant new strength and energy to the Marconi board.

"The Board believes my remaining through to the successful completion of the financial restructuring will provide continuity and I am pleased to remain in the short term."

John Devaney said: "The actions taken by the Marconi management team have gone a long way towards restoring the strong underlying business which, coupled with a repaired balance sheet, will enable the Company to weather the current difficult trading conditions in the communications equipment market, and to prosper long term. I am pleased to be part of a strong management team and believe my experience and support will help the new Board to return the business to full financial and operational health. I welcome the opportunity to take part in the revival of a great Company."

Marconi is continuing its search for an additional non-executive director to add specific knowledge of the US telecommunications and technology market to further round out the considerable industry experience across the Board.

Sir Alan Rudge and Hon Raymond G H Seitz, both non-executive directors of GEC plc and Marconi plc since 1997, have announced their intentions to resign from the Board immediately to make way for an orderly reconstruction of the Board. Sir William Castell and Nigel J Stapleton, who joined the Board of GEC plc in 1997 and Marconi plc in 1999, did not offer themselves for re-election to the Board at the company's annual general meeting on October 8, this year.

Derek Bonham added: "I would like to express my gratitude to the outgoing non-executive directors who have persevered through a difficult period for the business, allowing us the time to secure new board members. The newly constructed board will help the business look to the future."

ENDS/...

Notes to Editors

The Marconi Board now comprises


Executive Directors:            Mike Parton, Chief Executive Officer

                                Mike Donovan, Chief Operating Officer

                                Chris Holden, Chief Financial Officer

Non-Executive Directors:        John Devaney, Chairman

                                Kent Atkinson, Chairman of Audit Committee

                                Derek Bonham

                                Werner Koepf

                                Allen Thomas, Chairman of Remuneration Committee


Biographies

John Devaney stepped down in September as Chairman of EXEL Logistics, having overseen the successful merger of National Freight Corporation and Ocean Group. He was previously a non-executive director of HSBC Bank and British Steel. He was Executive Chairman of Eastern Electricity and prior to that Executive Chairman of Kelsey-Hayes, a Detroit manufacturer of automotive components. Devaney was until recently Chairman of Liberata, the outsourcing business, and is founder and Chairman of BizzEnergy, the UK's largest independent electricity retailer. He is also a director and past chairman of EA Technology, the electronics research and development company.

Kent Atkinson was group finance director at Lloyds TSB between 1994 and June 2002, and remains on that board as a non-executive director. He was a key player in Lloyds' substantial growth during the 1990s, which included the acquisitions of Cheltenham & Gloucester, TSB and Scottish Widows. Kent spent his early career in Latin America and the Middle East and had been in various senior management roles internationally and in the UK for 24 years before becoming group finance director in 1994. Mr Atkinson is also the senior non-executive director of Coca-Cola HBC and chairman of its audit committee.

Derek C Bonham was appointed to the Board in April 2001, Mr Bonham was appointed Interim Chairman of the Company in September 2001. He stood down from the chairmanship today and remains a non-executive director. He is currently Chairman of Cadbury Schweppes plc, Fieldens Plc and Imperial Tobacco Group plc and was Chief Executive and Deputy Chairman of Hanson plc until 1997. He is a past member of the Financial Accounting Standards Advisory Council (USA) and served on the Accounting Standards Committee (UK).

Werner Karl Koepf was, most recently, executive chairman of Compaq Computer for the EMEA region and is a director of Pixelpark CEE Holding AG as well as advisor to venture capital company, Techno Venture Management GmbH. He has held a range of senior management positions with some of the world's leading technology companies, including Texas Instruments, Siemens and European Silicon Structures. He holds a BSc in Electrical Engineering and an MBA from the University of Munich.

Allen Thomas is a dual qualified US/UK lawyer who was a partner for 20 years with Paul, Weiss, Rifkind, Wharton and Garrison, an international law firm headquartered in New York. He was formerly Chairman of Ockham Holdings plc, now renamed Highway Insurance Holdings plc, and remains a non-executive director. He is also a non-executive Director of Eidos plc and Penna Consulting plc. Allen led the financial restructuring of Dialog Corporation plc / Bright Station plc in 2000/01. He acted as General Counsel to the Municipal Assistance Corporation, which was responsible for the financial rescue of New York City after the financial crises that it suffered in the 1970's.

Mike W J Parton, Chief Executive Officer was appointed to the Board in January 2000. Mr Parton was appointed Chief Executive Officer of the Company in September 2001. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Ltd (1980 to 1986) and STC Telecommunications Ltd (1986 to
1991). He joined GEC in 1991 as Finance Director of GPT and was appointed Managing Director of GPT's Public Networks Group in 1995, Managing Director of GEC's Industrial Group in 1997, and Chief Executive Officer of Marconi Communications Ltd at the time of its formation in July 1998

Mike J Donovan, Chief Operating Officer was appointed to the Board in January 2000. Mr Donovan was Chief Executive Officer of Marconi Systems and Marconi Capital and in September 2001 was Appointed Chief Operating Officer of the Group. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (1994 to 1998). Mr Donovan became Chief Executive of GEC's Industrial Electronics Group in 1998 and is based in the US.

Chris Holden was appointed Marconi's Interim Chief Financial Officer on November 14, 2002. He became a partner with Arthur Andersen's auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles. He was appointed Marconi's Group Financial Controller in the summer of 2002. He holds a BSc in Metallurgical Engineering from Imperial College of Science and technology, University of London, and is a Fellow of the Institute of Chartered Accountants.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:     Joe Kelly/David Beck                         Heather Green
Title:    Public Relations                             Investor Relations
Phone:    +44 (0) 207 306 1771                         +44 (0) 207 306 1735
joe.kelly@marconi.com                                  heather.green@marconi.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 16 December 2002